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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2002




                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                          Form 20-F [X]    Form 40-F [ ]




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]    No [X]






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                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the summary of the letter dated on December 3, 2002 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.













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By letter dated December 3, 2002, the Company informed that on the Shareholders
Meeting of the Company held on November 27, 2002 it was unanimously resolved to appoint PriceWaterhouseCoopers as Company Accountant to certify the financial statements during the current fiscal year (2002/2003) and to determine a compensation of pesos 170,000.






















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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                                ALTO PALERMO S.A. (APSA)


                                                By:
                                                   ---------------------------
                                                   Name: Saul Zang
                                                   Title: Director





Dated: December 5, 2002